恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2007
WASH. D.C. 186

Our Ref.: HASE/TL/HI/05089

15th June, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

07024735

SUPPL

Dear Sirs,

Re: Henderson Investment Limited (Stock Code: 97)
Announcement – Change of Auditors

We enclose for your information a copy of the Company's announcement on 14th June, 2007 in relation to the subject matter, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

CHANGE OF AUDITORS

The Board announces that Deloitte resigned as auditors of the Company with effect from 14 June 2007 and PricewaterhouseCoopers were appointed on 14 June 2007 as the auditors of the Company to fill the casual vacancy following the resignation of Deloitte as auditors of the Company, and to hold office until the conclusion of the next annual general meeting of the Company.

Following the Completion of the Acquisition Agreement on 13 June 2007 as announced by the Company, the investments in the shares in The Hong Kong and China Gas Company Limited represent, in terms of value, the most significant assets among all assets (other than cash) held by the Remaining Companies. PricewaterhouseCoopers are the auditors of The Hong Kong and China Gas Company Limited. The Company believes that it would be more efficient and also more cost effective after Completion for PricewaterhouseCoopers to be appointed as auditors of the Company.

The board of directors (the "**Board**") of Henderson Investment Limited (the "**Company**") announces that Deloitte Touche Tohmatsu ("**Deloitte**") resigned as auditors of the Company with effect from 14 June 2007 and PricewaterhouseCoopers were appointed on 14 June 2007 as the auditors of the Company to fill the casual vacancy following the resignation of Deloitte as auditors of the Company, and to hold office until the conclusion of the next annual general meeting of the Company.

Reference is made by the Company to the joint announcement of Henderson Land Development Company Limited and the Company dated 27 March 2007 and the announcement of the Company dated 13 June 2007. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the joint announcement. Following the Completion of the Acquisition Agreement on 13 June 2007 as announced by the Company, the Company has disposed of economic interests in all companies other than the Remaining Companies. In terms of value, the investments in the shares in The Hong Kong and China Gas Company Limited represent the most significant assets among all assets (other than cash) held by the Remaining Companies. The Hong Kong and China Gas Company Limited is a company the securities of which are listed on the Stock Exchange and PricewaterhouseCoopers are the auditors of The Hong Kong and China Gas Company Limited. The Company believes that it would be more efficient and also more cost effective after Completion for PricewaterhouseCoopers to be appointed as auditors of the Company.

Deloitte have confirmed that there are no circumstances connected with their resignation which they consider should be brought to the attention of the shareholders or creditors of the Company. The Board confirms that there are no circumstances in respect of the change of auditors which should be brought to the attention of the shareholders of the Company. The Board and the audit committee also confirm that there is no disagreement between Deloitte and the Board on anything unusual or unresolved regarding the resignation of Deloitte.

Deloitte completed the audit for the financial statements of the Company for the year ended 30 June 2006. Deloitte have not yet commenced any audit work on the financial statements of the Company for the period from 1 July 2006 to 30 June 2007. On 14 June 2007, Deloitte issued a professional clearance letter to PricewaterhouseCoopers in which Deloitte confirmed that they were not aware of any professional or other reason why PricewaterhouseCoopers should not accept the appointment of auditors of the Company. It is expected that the change of auditors of the Company will not affect the audit and the release of annual results of the Company for the financial year ending 30 June 2007.

The Board would like to thank Deloitte for their services and support in the past.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 14 June 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END